07028092

Emeco Holdings Limited

13 November 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

SEC MAIL RECEIVED PROCESSING
NOV 2007
WASH. D.C. 186 SECTION

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement, 13 November 2007 – Notice of Change in Interests of Substantial Shareholder under Section 671B – Suncorp Metway*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

PROCESSED
NOV 2 0 2007
THOMSON
FINANCIAL

Regards

Nicole Burns
PA to Company Secretary
Encl (1)

dlw 11/19

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Emeco Holdings Ltd
ACN/ARSN	112 188 815

1. Details of substantial holder

Name	Suncorp-Metway Limited and its subsidiaries
ACN/ARSN (if applicable)	010 831 722

There was a change in the interests of the substantial holder on	08/11/07
The previous notice was given to the company on	24/10/07
The previous notice was dated	24/10/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
Ordinary shares	Person's votes	Voting power	Person's votes	Voting power
	51,756,099	8.1991%	43,131,701	6.8329%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class & number of securities affected	Person's votes affected
Since previous notice	Suncorp Metway Investment Management Ltd	Nil	Nil	Nil	Nil
	Tyndall Investment Management Ltd	Refer Annexure 2			

4. Present relevant interest

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder	Nature of relevant interest	Class & number of securities	Person's votes
Refer	Annexure 1				

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name C. Chuter Capacity Company Secretary

Sign here **Date** 12 November 2007

Annexure 1

Relevant interest holder	Registered holder of securities	Registration details	Person's Votes
Suncorp Metway Investment Management Ltd	Suncorp Metway Insurance Limited	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	3,553,600
Suncorp Metway Investment Management Ltd	GIO General Limited	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,803,900
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (AET)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	23,112,797
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (IPT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,535,588
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (LOT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	398,586
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (ARIA)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,282,000
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (EBT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	613,600
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (HAT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,853,912
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	1,726,400
Suncorp Metway Investment Management Ltd	JP Morgan Nominees ACF LG Super	Locked Bag 7 Royal Exchange NSW 1225	1,860,000
Suncorp Metway Investment Management Ltd	NAB Custodian Services ACF Christian Super Pty Ltd	National Australia Bank Limited Custodian Services Division PO Box 1406	469,000
Suncorp Metway Investment Management Ltd	BNP Paribas ACF SRI Equities Fund	PO BOX R209 Royal Exchange NSW 1225	922,318

TOTAL UNITS 43,131,701

Annexure 2

TYNDALL INVESTMENT MANAGEMENT LIMITED SECURITY HISTORY
EMECO HOLDINGS LIMITED **NSW Business Chamber ltd (ABL)**

DATE	TYPE	UNITS	TOTAL COST	UNIT COST	PROCEEDS
24/10/07	Share sale	64,440-	115,263.30-	1.79	94,805
25/10/07	Share sale	25,487-	45,227.30-	1.77	37,535
26/10/07	Share sale	1,848-	3,279.32-	1.77	2,764
29/10/07	Share sale	5,135-	9,112.18-	1.77	7,682
07/11/07	Share sale	3,163-	5,612.82-	1.77	3,939
08/11/07	Share sale	57,156-	93,124.75-	1.63	67,202
08/11/07	Share sale	30,712-	42,852.45-	1.4	36,217

TYNDALL INVESTMENT MANAGEMENT LIMITED SECURITY HISTORY
EMECO HOLDINGS LIMITED **INVENSYS POOLED SUPER TRUST (BTR)**

DATE	TYPE	UNITS	TOTAL COST	UNIT COST	PROCEEDS
24/10/07	Share sale	20,205-	36,548.86-	1.81	29,726
25/10/07	Share sale	7,991-	14,180.23-	1.77	11,768
26/10/07	Share sale	579-	1,014.37-	1.75	866
08/11/07	Share sale	19,615-	31,196.60-	1.59	23,062
08/11/07	Share sale	10,540-	14,706.46-	1.4	12,429

TYNDALL INVESTMENT MANAGEMENT LIMITED SECURITY HISTORY
EMECO HOLDINGS LIMITED **CATHOLIC SUPER (CSRF)**

DATE	TYPE	UNITS	TOTAL COST	UNIT COST	PROCEEDS
24/10/07	Share sale	337,252-	548,071.69-	1.63	496,171
25/10/07	Share sale	133,389-	220,006.88-	1.65	196,446
26/10/07	Share sale	9,670-	15,980.87-	1.65	14,467
29/10/07	Share sale	26,875-	44,414.27-	1.65	40,209
31/10/07	Share sale	10,862-	17,950.80-	1.65	16,251
07/11/07	Share sale	16,176-	26,732.85-	1.65	20,148
08/11/07	Share sale	292,311-	476,302.20-	1.63	343,693
08/11/07	Share sale	157,068-	255,102.20-	1.62	185,225

TYNDALL INVESTMENT MANAGEMENT LIMITED SECURITY HISTORY
EMECO HOLDINGS LIMITED **ING FM OPTIMIX (OPTI)**

DATE	TYPE	UNITS	TOTAL COST	UNIT COST	PROCEEDS
24/10/07	Share sale	779,776-	1,390,503.03-	1.78	1,147,222
25/10/07	Share sale	308,416-	532,409.45-	1.73	454,214
26/10/07	Share sale	22,358-	36,949.37-	1.65	33,451
29/10/07	Share sale	62,139-	102,549.17-	1.65	92,969
31/10/07	Share sale	25,115-	41,314.29-	1.65	37,575

07/11/07	Share sale	37,399-	61,521.52-	1.65	46,584
08/11/07	Share sale	675,871-	1,077,498.14-	1.59	794,675
08/11/07	Share sale	363,167-	506,726.94-	1.4	428,272

TYNDALL INVESTMENT MANAGEMENT LIMITED SECURITY HISTORY

EMECO HOLDINGS LIMITED **PUBLIC TRUSTEE FOR ACT (PTACT)**

DATE	TYPE	UNITS	TOTAL COST	UNIT COST	PROCEEDS
24/10/07	Share sale	60,712-	108,315.68-	1.78	89,320
25/10/07	Share sale	24,013-	41,846.23-	1.74	35,364
26/10/07	Share sale	1,741-	2,877.22-	1.65	2,604
29/10/07	Share sale	4,838-	7,995.39-	1.65	7,238
07/11/07	Share sale	2,980-	4,915.99-	1.65	3,711
08/11/07	Share sale	53,851-	86,876.91-	1.61	63,316
08/11/07	Share sale	28,936-	40,374.40-	1.4	34,123

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	12-Nov-2007
Time	17:15:55
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Form 604 - Notice of Change in Substantial Holding from SUN

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately *10 minutes for most* announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). **The only fax number to use is 1900 999 279.**

END